Exhibit 99.1

News Release
For Immediate Release
Phase II/III Clinical Study Compares Safety and Efficacy of Two Doses of ZENPEP™ (pancrelipase) Delayed-Release Capsules for Fat Absorption in Adult Chronic Pancreatitis Patients with Exocrine Pancreatic Insufficiency
PHILADELPHIA, Pa., Nov. 13, 2009 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today announced data from a Phase II/III clinical study demonstrating that ZENPEP™ (pancrelipase) Delayed-Release Capsules significantly improves fat absorption in patients with exocrine pancreatic insufficiency (EPI) due to chronic pancreatitis.
In a double-blind, randomized, dose-response control, crossover study conducted in 19 sites in the United States, Italy and Ukraine in 76 evaluable patients, two dosage regimens of ZENPEP were evaluated. Patients with overall mild-to-moderate EPI associated with chronic pancreatitis experienced significant improvement in fat and protein absorption and body weight with ZENPEP at both a lower dose of 35,000 lipase units/day (seven capsules of ZENPEP containing 5,000 units of lipase) and higher dose (140,000 lipase units/day (seven capsules of ZENPEP containing 20,000 units of lipase) taken with meals; e.g., two capsules per meal and one per snack. The mean CFA was 88.9% and 89.9% with the ZENPEP lower and higher dose, respectively (p<0.001 compared to baseline). In a subgroup of patients with more severe EPI (n= 33, mean baseline CFA 65.0%), the higher dose of 140,000 lipase units/day was more effective (mean CFA 84.1%) than the lower dose (mean CFA 81.1%). Both ZENPEP daily doses were safe and well tolerated. Gastrointestinal complaints, predominantly flatulence and abdominal pain, were the most common adverse events.
EPI is a serious condition associated with a number of diseases including cystic fibrosis (CF), chronic pancreatitis (CP), pancreatic cancer, gastrointestinal surgery and other conditions. Patients suffering from EPI are unable to adequately produce or secrete pancreatic enzymes necessary for digestion, resulting in the malabsorption of nutrients and overall malnutrition.
“EPI due to chronic pancreatitis can result in malnutrition and GI symptoms that negatively affect quality of life for these patients,” said Dr. Phillip Toskes, Professor of Medicine in the Division of Gastroenterology, Hepatology and Nutrition at the University of Florida College of Medicine. “The safety and efficacy benefits of ZENPEP for chronic pancreatitis patients with EPI are clearly demonstrated in this study. Even the lower dose of ZENPEP was found to be beneficial to improve fat and protein absorption and reduce EPI symptoms.”

Ruth Thieroff-Ekerdt, M.D., Eurand’s Chief Medical Officer, said, “This study provides exciting new data on the benefit of ZENPEP across the spectrum of disease severity in EPI due to CP. We are delighted that we can share with physicians these positive results on the efficacy and safety of ZENPEP.” She added that a comprehensive review of the data from this trial will be presented in due course in an appropriate scientific forum.
About ZENPEP™ (pancrelipase) Delayed-Release Capsules
ZENPEP is an FDA-approved, innovatively formulated pancreatic enzyme product for the treatment of exocrine pancreatic insufficiency. The product was developed in response to the 2004 FDA initial guidance on pancreatic enzyme products, which outlined the need to reduce the variability in enzyme levels, address stability issues associated with unapproved enzyme therapies and regulate them under NDAs. ZENPEP is a highly stable formulation of a porcine pancreatic extract that mimics the endogenous human pancreatic secretions necessary for proper human digestion.
Every dose of ZENPEP provides patients and physicians with the main pancreatic enzymes lipase, protease and amylase. This formulation with 100% labeled lipase content, without overage, allows health care professionals to fine tune treatment regimens to achieve dosing precision. Safety and efficacy of ZENPEP in EPI were demonstrated in two multicenter Phase III clinical trials in adult and pediatric patients as young as one year old. Good nutritional status is considered to be critically important to growth characteristics in children with cystic fibrosis.
Important Safety Information
ZENPEP has been approved with a Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of the drug outweigh its risks. As part of the REMS, a Medication Guide with important dosing and safety information about ZENPEP will be handed out with each new prescription and refill.
The REMS and Medication Guide address the risk associated with the use of ZENPEP, including fibrosing colonopathy, a rare, serious adverse reaction that has been reported following treatment with high-dose use of pancreatic enzyme replacement therapy in the treatment of cystic fibrosis patients usually over a prolonged time period. The total daily dose of ZENPEP should not exceed 10,000 lipase units/kg of body weight/day, and caution should be used with doses exceeding 2,500 lipase units/kg of body weight per meal. Also, there is a theoretical risk of transmission of viral disease, since ZENPEP, as other porcine-derived pancreatic enzymes, is sourced from pancreatic tissue from swine used for food consumption. No cases of transmission of an infectious illness associated with the use of porcine pancreatic extracts have been reported.
Care should be taken to ensure that ZENPEP is not chewed or retained in the mouth to avoid irritation of oral mucosa and/or loss of enzyme activity, and the capsules or beads should be swallowed immediately with adequate amounts of liquid. Caution should be exercised when using ZENPEP in patients with gout, renal impairment, or hyperuricemia; porcine-derived pancreatic enzyme products may increase blood uric acid levels. Caution should be exercised for patients with known allergies to proteins of porcine origin. In rare instances, severe allergic reactions including anaphylaxis, asthma, hives, and pruritus have been reported with other pancreatic enzyme products with different formulations of the same active ingredient, pancrelipase, as that of ZENPEP.
In clinical trials assessing the short-term safety of ZENPEP, the incidence of adverse events (regardless of causality) was similar during double-blind ZENPEP treatment and placebo treatment. The most commonly reported adverse events occurring in at least two patients (≥6% of patients) included: abdominal pain, flatulence, headache, cough, decreased weight, early satiety, and contusion. The type and incidence of adverse events were similar in children and adults.
For complete information about safety, warnings and precautions for ZENPEP, please see full Prescribing Information and Medication Guide at www.zenpep.com.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking orally disintegrating tablet (ODT) formulations, and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit Eurand’s website at www.eurand.com.
Forward-Looking Statement
This release and oral statements made with respect to information contained in this release, including statements about the potential of ZENPEP to treat Exocrine Pancreatic Insufficiency, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with our ability to market, commercialize and achieve market acceptance for ZENPEP. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its recently filed Form F-3, annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.
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Investor Contact:	Media Contacts:

Bill Newbould	Jayme Maniatis/Laura Coluci
Vice President, Investor Relations	Schwartz Communications
Eurand N.V.	+1 781-684-0770
+1 267-759-9335	eurand@schwartz-pr.com
bill.newbould@eurand.com

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